82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

RECEIVED
2009 JUN -2 A 7:53

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Bornheim, May 27, 2009

HORNBACH-Baumarkt-AG – File number 82-3729

09046486

Dear Sir or Madam

Enclosed please find our Press Release which was published on May 27, 2009 concerning the fiscal year 2008/09 for your documentation.

Kind regards

Judith Sommer
pp. Judith Sommer

Enclosure

Hornbach-Baumarkt-Aktiengesellschaft · Telefon: +49 (0) 6348 60-00 · Fax: +49 (0) 6348 60-4000 · E-Mail: info@hornbach.com · Internet: www.hornbach.com
Hornbachstraße 11 · D-76879 Bornheim · Registergericht Landau HRB 2311 · USt-IdNr. DE 151 116 749
Vorsitzender des Aufsichtsrats: Albrecht Hornbach · Vorstand: Steffen Hornbach (Vorsitzender),
Roland Pelka (stellv. Vorsitzender), Susanne Jäger, Jürgen Schröcker, Manfred Valder

82-3729

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

RECEIVED 2009 JUN -2 A

Annual Results Press Conference 2008/2009

HORNBACH Group stands its ground

- **Sales up by 5.1% to € 2.75 billion – Earnings show disproportionate growth**
- **DIY group also posts growth in Germany**
- **EBIT benefit from enhanced operating earnings power and real estate profits**
- **Equity ratio climbs to 39% – High level of liquidity**
- **Outlook "cautiously optimistic"**

Frankfurt/Main, May 27, 2009. The HORNBACH Group, one of Europe's largest operators of DIY stores and garden centers, asserted itself very well in a difficult economic climate in the 2008/2009 financial year (February 28, 2009). Like-for-like sales grew both in Germany and abroad. Earnings rose more rapidly than sales. These were driven by increased earnings power in the operating business, as well as by earnings growth in the real estate segment. The company stands on firm financial foundations – thanks to the pleasing earnings, the equity ratio of the HORNBACH HOLDING AG Group rose from 36% to 39%. The Group reduced its net financial debt, sharply improved its liquidity and financed its investments of € 130 million entirely from its operating cash flow. "Our strengths are continuity and reliability, qualities which our customers especially appreciate in times of crisis. We stand for price stability, high product quality and excellent advice", commented Albrecht Hornbach, Chairman of the Board of Management, at the Annual Results Press Conference in Frankfurt. The Board of Management is "cautiously optimistic" about the 2009/2010 financial year and has budgeted for two new store openings and slight sales growth.

Sales: consolidated sales grow by 5.1% to € 2.75 billion

As already announced in the Trading Statement on March 18, 2009, (net) consolidated sales at HORNBACH HOLDING AG grew by 5.1% to € 2,752 million (2007/2008: € 2,617 million). The HORNBACH-Baumarkt-AG subgroup, which operated 129 DIY megastores with garden centers in nine countries across Europe at the reporting date, increased its net sales by 5.2% from € 2,469 million to € 2,599 million. At 41%, the international share of sales at the Baumarkt subgroup passed the 40 percent mark for the first time. On a like-for-like basis (excluding newly opened stores and store extensions), the growth in sales across the Group amounted to 1.4% (2007/2008: minus 0.2%). With like-for-like growth of 1.2%, HORNBACH's locations in Germany made a substantial contribution to this growth, thus defying the sector trend and raising their market share from 8.3% to 8.5%.

Earnings: disproportionate growth compared with sales

"As expected, we achieved substantial earnings growth in the 2008/2009 reporting period compared with the previous year", commented Group CFO Roland Pelka. Operating earnings power improved sharply across the overall Group. This was driven by like-for-like sales growth in Germany and abroad, coupled with a slightly higher gross margin and cost savings at the stores.

Over and above this, earnings also benefited from net non-operating earnings contributions of € 45.5 million from the real estate segment. These revenues were chiefly due to the sale of three DIY store properties by way of sale and leaseback transactions, which could be completed in spite of the adverse conditions caused by the financial crisis. These were supplemented by profits generated on a successful land development project in Austria and on the sale of land no longer required for operations.

All in all, the operating earnings (EBIT) of the HORNBACH Group surged by 69.8% to € 179.1 million (2007/2008: € 105.5 million). The EBIT margin improved from 4.0% to 6.5%. The consolidated net income of the HORNBACH HOLDING AG Group virtually doubled from € 58.3 million to € 112.9 million in the 2008/2009 financial year. The return on sales after taxes grew from 2.2% to 4.1%. Earnings per share calculated in accordance with IFRS soared from € 6.03 to € 11.44 per preference share. The HORNBACH-Baumarkt-AG subgroup increased its EBIT by 72.7% to € 136.5 million (2007/2008: € 79.1 million) and posted consolidated net income of € 94.9 million (2007/2008: € 46.6 million). Earnings per share reached € 6.04, as against € 2.98 one year earlier. The HORNBACH Baustoff Union GmbH subgroup was also able to improve its operating earnings in the 2008/2009 financial year, reporting EBIT growth from € 0.2 million to € 1.2 million.

According to Albrecht Hornbach, the figures presented for 2008/2009 underlined the Group's long-term growth trend. "Fluctuations in sales and earnings form part of our business, especially when triggered by one-off factors. What counts, however, is that we are constantly working on enhancing our operating strengths. Only in this way will we be able to make consistent progress on our course of long-term profitable growth", remarked Hornbach.

Investments: fully financed by cash flow from operations

The HORNBACH HOLDING AG Group invested a total of around € 130 million, mainly in land, buildings and plant and office equipment, in the 2008/2009 financial year (2007/2008: € 201 million). The funds required for cash-effective investments could be fully financed by the cash flow of € 144.3 million from operating activities. Operations commenced at a total of four (2007/2008: five) new HORNBACH DIY megastores with garden centers in the year under report, of which three are in other European countries.

Solid operations: equity ratio rises to 39% – net debt reduced
The pleasing earnings performance in the past financial year has further improved the financial structure of the HORNBACH Group. The equity ratio at the HORNBACH HOLDING AG Group rose from 36.1% to 39.1% (HORNBACH-Baumarkt-AG subgroup: from 38.2% to 41.5%). Net debt at the overall Group was reduced by € 84 million to € 499 million. Cash and cash equivalents grew from € 196 million to € 275 million. What's more, the HORNBACH Group also has unutilized credit lines of around € 430 million at its disposal. "This means we have free liquidity of more than € 700 million. We therefore have solid reserves enabling us to defy the difficult economic climate and to be flexible in exploiting growth opportunities", remarked Roland Pelka in Frankfurt.

Outlook: cautiously optimistic
Albrecht Hornbach is "cautiously optimistic" about the future. However, the Chairman of the Board of Management added that the basis for issuing forecasts involved considerable uncertainty due to the economic crisis. HORNBACH was reacting to this uncertainty by budgeting more defensively than in the past. "Our top priority is to maintain our flexibility in managing the company and to safeguard the liquidity and earnings power of the overall HORNBACH HOLDING AG Group." Two new store openings are planned for the current financial year. The third HORNBACH store in Romania was opened in Brasov in March already. The fifth store in Switzerland is expected to commence operations in Galgenen in the Zurich area (Schwyz canton) towards the end of the year. Albrecht Hornbach expects to see sales growth "in a low to medium single-digit percentage range" on the level of the overall Group in the 2009/2010 financial year. With regard to the earnings forecast, the 2008/2009 Annual Report published today states that no substantial disposal gains on real estate transactions are budgeted for the current financial year (2009/2010), following gains of € 50 million on such transactions in the previous year. In view of this, operating earnings (EBIT) at the overall HORNBACH HOLDING AG Group in 2009/2010 are expected to fall to a positive figure significantly lower than the level achieved in the 2008/2009 financial year.

Note:
The annual reports of the HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG Group for the 2008/2009 financial year have been published on the internet at:
www.hornbach-group.com

Key Figures for the 2008/2009 Financial Year (3.1.2008 – 2.28.2009)

Key Figures of the HORNBACH HOLDING AG GROUP

(in Euro million unless otherwise stated)	2008/2009	2007/2008	± %
Net sales	**2,752**	2,617	5.1
of which in other European countries	**1,065**	962	10.6
Gross margin (as % of sales)	**36.0%**	35.7%	
EBITDA	**251.2**	181.0	38.8
EBIT	**179.1**	105.5	69.8
Earnings before taxes	**144.3**	67.6	113.4
Consolidated net income	**112.9**	58.3	93.7
Earnings per preference share (Euro)	**11.44**	6.03	89.7
Number of employees at HORNBACH Group	**13,169**	12,710	3.6
Investments	**131.4**	202.1	-35.0
Total assets	**1,995.8**	1,902.0	4.9
Shareholders' equity	**780.5**	687.6	13.5
Shareholders' equity as % of total assets	**39.1%**	36.1%	

Key Figures of the HORNBACH-Baumarkt-AG GROUP

(in Euro million unless otherwise stated)	2008/2009	2007/2008	± %
Net sales	**2,599**	2,469	5.2
of which in Germany	**1,534**	1,507	1.8
of which in other European countries	**1,065**	962	10.6
Like-for-like sales growth	**1.4%**	-0.2%	
Gross margin (as % of sales)	**36.6%**	36.3%	
EBITDA	**193.2**	141.6	36.4
EBIT	**136.5**	79.1	72.7
Earnings before taxes	**121.9**	55.8	118.7
Consolidated net income	**94.9**	46.6	103.6
Earnings per share (Euro)	**6.04**	2.98	102.7
Number of employees	**12,576**	12,110	3.8
Investments	**84.0**	105.0	-20.0
Total assets	**1,425.2**	1,350.9	5.5
Shareholders' equity	**591.3**	515.7	14.7
Shareholders' equity as % of total assets	**41.5%**	38.2%	

(Percentage changes rounded up on the basis of Euro 000s)

Investor Relations
Axel Müller
Tel: (+49) 0 63 48/ 60 - 2444
Fax: (+49) 0 63 48/ 60 - 4299
E-mail: invest@hornbach.com